

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 9, 2010

Mr. Glenn D. Lammey
Executive Vice President and Chief Financial Officer
Hartford Life Insurance Company
200 Hopmeadow Street
Simsbury, Connecticut 06089

Re: Hartford Life Insurance Company
Form 10-K for Fiscal Year Ended December 31, 2009
File No. 001-32293

Dear Mr. Lammey:

We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

Gus Rodriguez
Accounting Branch Chief